

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2009

Mail Stop 4631

Ms. Heidi M. Hoard, Vice President,
   General Counsel and Secretary
Tennant Company
701 North Lilac Drive, P.O. Box 1452
Minneapolis, Minnesota   55440

Re: Tennant Company
          Registration Statement on Form S-3
          Filed July 30, 2009
          File No. 333-160887
          Form 10-K for Fiscal Year Ended December 31, 2008
          Form 10-Q for the Fiscal Quarter Ended March 31, 2009
          File No. 1-16191

Dear Ms. Hoard:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Prospectus Cover Page

1. Please add the information required by Item 501 of Regulation S-K, including the following:

    - the $175,000,000 aggregate amount of securities that may be offered by the company;
    - the name of the national securities exchange that lists your securities and the trading symbol for those securities; and
    - a cross-reference to the risk factors section.

Table of Contents

2. On either the inside front or outside back cover page of the prospectus, please provide a reasonably detailed table of contents as required by Item 502(a) of Regulation S-K.

Where You Can Find More Information, page 2

3. Please update this section to identify the company's Form 10-Q for the quarter ended June 30, 2009 and any applicable Form 8-K.

Description of Debt Securities – Book-Entry, Delivery and Form, page 13

4. Please delete the statement in the first paragraph that you take no responsibility for the accuracy of the information you provide concerning DTC, Clearstream, and Euroclear. We do not object to your statement on page 17 that you are not responsible for the performance of DTC, Euroclear or Clearstream of their obligations under the rules and procedures governing their operations.

Item 16. Exhibits, page II-2

5. We note that you have provided the Form T-1 undertaking set forth in Item 512(j) of Regulation S-K and that you are relying on Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis. Please include a reference to Exhibit 25 and the Form T-1 in the exhibit index and note that you will file the Form T-1 separately under the electronic form type "305B2." Registrants should not file the Form T-1 in a separate post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. See Section 220.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Trust Indenture Act of 1939), which is available on our website at www.sec.gov.

Exhibit 5(a) – Opinion of Faegre & Benson LLP

6. Please revise the opinion to reflect in paragraph (iv) on page 1 and paragraph 5 on page 2 that the common stock has associated rights to purchase Series A Junior Participating Preferred Stock to be issued pursuant to a Rights Agreement dated as of November 10, 2006.

7. Please clarify in paragraph 4 on page 2 that the "Depositary Shares" will also be valid and binding obligations of the company.

8. Counsel must opine on the laws of the state governing the indenture. We note in the last paragraph on page 4 that the opinion references the laws of the State of New York, but only to the extent that counsel deems them "in our experience …normally applicable to debt securities, equity securities and depositary shares of the type covered by the Registration Statement." Please delete this language and the last sentence of this paragraph as inappropriate.

9. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Question 212.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Rules), which is available on our website at www.sec.gov.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1A – Risk Factors, page 4

10. In future filings, please delete the second and third sentences in which you state that other unknown or immaterial risks may also impact your business and operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Management's Discussion and Analysis, page 9

Operating Expenses, page 11

11. We note your discussion herein and Note 3 of the workforce reduction charge of $14.6 million in the fourth quarter of 2008. This workforce reduction charge had impacts of 58% and 623% on annual 2008 net income and fourth quarter 2008 net loss, respectively. Given the materiality of these charges, please tell us when management first contemplated the workforce reduction program. Given that such important management decisions regarding business operations rarely develop in as little time as one quarter of a year, it appears that enhanced MD&A disclosures were warranted to clearly inform readers about the potential

implications of these decisions. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. See the guidance in Sections 501.02 and 501.12.b.3 of the FRC, as well as in SAB Topic 5:P.4. Also, Section 216 of the FRC states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please clarify for us why there was no specific, prior disclosure regarding these items in the September 30, 2008 Form 10-Q.

12. We also note the write-off of $1.8 million related to technology investments that will be replaced by new solutions. Given that such write-off had material impacts on annual 2008 net income and fourth quarter 2008 net loss, please describe the nature of the technology investments, the reason(s) for the write-off, and how the new solutions will impact your future operating results and cash flows.

Liquidity and Capital Resources, page 12

13. You state on page 14 that you were in compliance with all debt covenants as of December 31, 2008. We note, for example, your disclosure that your Credit Agreement initially contained a covenant requiring you to maintain an indebtedness to EBITDA ratio as of the end of each quarter of not greater than 3.5 to 1, and to maintain an EBITDA to interest expense ratio of not less than 3.5 to 1. In future filings, please disclose the actual ratios achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the FRC for guidance.

14. We note the Shelf Agreement entered into on July 29, 2009, as reported on page 25 of the June 30, 2009 Form 10-Q, contains representations, warranties and financial covenants. Please tell us whether you expect to be in compliance with such financial covenants as of the remainder of 2009.

Contractual Obligations, page 15

15. We note interest on your Credit Agreement is not included in the table of contractual obligations. Therefore, in future filings, please include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide

appropriate disclosure with respect to your assumptions of your estimated variable
rate interest payments.

4. Acquisitions and Divestitures, page 26

16. You acquired Applied Sweepers on February 29, 2008 for a purchase price of
$75.2 million in cash. Please provide to us your calculation of significance for
this acquisition under the investment, asset and income tests as prescribed in Rule
1-02(w) of Regulation S-X.

15. Stock-Based Compensation, page 37

17. We note your disclosure on page 38 that during 2008, the amounts expensed in
2006 and 2007 related to the 2006 performance share award were subsequently
reversed due to the lack of achievement of the predetermined financial
performance targets. Similarly, on page 39 you state that during 2008, the amount
expensed in 2007 related to the 2007 performance share award was subsequently
reversed as you no longer deemed the achievement of the predetermined financial
performance targets to be probable. Please tell us and disclose in future filings to
the extent material, the amounts reversed in 2008 related to both 2006 and 2007
performance share awards.

18. Segment Reporting, page 39

18. You state you aggregate your operating segments into one reportable segment. It
is not clear to us how you have met the aggregation criteria set forth in paragraph
17 of SFAS 131. Please identify for us and disclose in future filings your
operating segments. Please provide us with your analysis of paragraph 17 of
SFAS 131 with reference to EITF 04-10. For the similar economic characteristics
criteria, please provide us with revenue, gross profit, gross profit margins, income
from operations, and income from operations margins, along with any other
information you believe would be useful, for each of your operating segments for
each of the five years ended December 31, 2008 and the six-month period ended
June 30, 2009, to help us understand how the aggregated operating segments are
economically similar. Specifically address any differences in the trends these
financial indicators depict (e.g., if gross profit margin is decreasing for one
operating segment and increasing for another).

19. Please tell us what consideration you gave to reporting the amount of revenues for
each product, e.g. large industrial motorized cleaning equipment, small
commercial motorized cleaning equipment, parts, consumables, and specialty
surface coatings. Refer to paragraph 37 of SFAS 131.

Item 9A – Controls and Procedures, page 41

20. We note that your chief executive officer and principal financial and accounting officer concluded your disclosure controls and procedures are effective to ensure that information required to be disclosed in reports you file or submit under the Exchange Act "…is communicated to our management, including our principal executive and our principal financial officers, as appropriate to allow timely decisions regarding required disclosure." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings, if true, please insert the words "accumulated and" before the word "communicated."

Proxy Statement on Schedule 14A filed March 20, 2009

Compensation Discussion and Analysis, page 13

21. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please describe in more detail your chief executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

22. In future filings, please quantify for each executive officer the target and the actual corporate performance measures (i.e., the operating profit and operating cash flow) used to calculate the bonuses. Describe in detail how these measures were calculated and, if applicable, adjusted.

23. In future filings, please analyze in greater detail how individual roles and performance (i.e., the qualitative factors) factored into the compensation amounts you disclose for each executive officer.

24. In future filings, please describe in greater detail how the amount of stock and option awards was determined for each executive officer.

Security Ownership of Certain Owners and Management, page 34

25. In future filings, please state that the shares listed in the table include shares the named persons or entities have a right to acquire within sixty days. See Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

6. Goodwill and Intangible Assets, page 9

26. We note the $43.3 million goodwill impairment charge recorded in the first quarter of 2009. Please provide a description of the material assumptions used, including revenue growth rates, operating profit margins, terminal rates, and revenue or earnings multiples used, as applicable. Discuss how these assumptions changed from December 31, 2008. Provide an analysis of the sensitivity of the fair value estimates to specific assumptions, using alternative estimates based on other outcomes that are reasonably likely to occur and would have a material effect. For any reporting units in which the carrying value does not materially differ from its estimated fair value, state the carrying value of the reporting unit and the fair value of the reporting unit. Please disclose the factors that could result in additional impairment charges. Please provide us with an example of future disclosure. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Do, Accountant at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte Lippmann, Senior Attorney at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Sonia A. Shewchuk
        Faegre & Benson LLP
        2200 Wells Fargo Center
        90 South Seventh Street
        Minneapolis, Minnesota 55402-3901